UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 7)*

                         R.H. Donnelley Corporation
---------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 1.00 Per Share)
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 74955W307
---------------------------------------------------------------------------
                               (CUSIP Number)

      David N. Shine, Esq.           |         Ben I. Adler, Esq.
Fried, Frank, Harris, Shriver &      |        Goldman, Sachs & Co.
         Jacobson LLP                |         One New York Plaza
      One New York Plaza             |         New York, NY 10004
      New York, NY 10004             |           (212) 902-1000
        (212) 859-8000               |


---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                              January 27, 2006
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 2 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               THE GOLDMAN SACHS GROUP, INC.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               12,000
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               1,650,158
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               12,000
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               1,650,158
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,662,158
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.95%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               HC-CO
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 3 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GOLDMAN SACHS & CO.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF, WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |X|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               NEW YORK
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               1,650,158
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               1,650,158
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,650,158
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.92%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               BD-PN-IA
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 4 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS ADVISORS 2000, L.L.C.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               1,240,539
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               1,240,539
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,240,539
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.74%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               OO
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 5 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GOLDMAN, SACHS & CO. OHG
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GERMANY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               38,032
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               38,032
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               38,032
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.12%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 6 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GOLDMAN, SACHS MANAGEMENT GP GMBH
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GERMANY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               38,032
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               38,032
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               38,032
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.12%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               CO
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 7 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS EMPLOYEE FUNDS 2000 GP, L.L.C.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               371,429
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               371,429
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               371,429
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.15%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               OO
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 8 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS CAPITAL PARTNERS 2000, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               909,912
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               909,912
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               909,912
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.77%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 9 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               CAYMAN ISLANDS
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               330,627
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               330,627
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               330,627
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.03%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                            Page 10 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS CAPITAL PARTNERS 2000 GMBH & CO. BETEILIGUNGS KG
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GERMANY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               38,032
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               38,032
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               38,032
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.12%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                            Page 11 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               288,929
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               288,929
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               288,929
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.90%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                            Page 12 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               82,500
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               82,500
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               82,500
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.26%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                    ---------------
CUSIP No. 74955W 30 7                                        Page 13 of 37
------------------------                                    ---------------


     This Amendment No. 7 is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Filing Persons"). This Amendment No. 7 amends and supplements the Schedule 13D filed on behalf of the Filing Persons with the Securities and Exchange Commission on December 5, 2002 (as amended by Amendment No. 1 filed on January 7, 2003, by Amendment No. 2 filed on July 24, 2003, by Amendment No. 3 filed on October 21, 2004, by Amendment No. 4 filed on January 12, 2005 and by Amendment No. 5 filed on January 19, 2005, and by Amendment No. 6 filed on October 5, 2005, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of R.H. Donnelley Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)

-------------------
1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following immediately before the section entitled "Other Plans and Proposals" contained in the Schedule 13D:

Consummation  of  the  Purchase  Pursuant  to the 2005 Purchase and Support
---------------------------------------------------------------------------
Agreement.
----------

          On January 27, 2006, pursuant to the 2005 Purchase and Support Agreement, the Company repurchased from the Purchasers in a private sale 100,301 shares of Preferred Stock for an aggregate purchase price of $336,122,311 in cash, or approximately $3,351.14 per share.

Item 4 is hereby further amended by adding the following at the end thereof:

Other Proposals
---------------

          Except as described above or otherwise described in the Schedule 13D or in this Amendment No. 7, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Act.

          Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities owned by such Purchasers and (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety as follows:

     According to information received from the Company, as of January 27, 2006, there were 31,918,823 shares of Common Stock outstanding.

     (a) As of January 27, 2006, GS Group may be deemed to beneficially own an aggregate of 1,662,158 shares of Common Stock, consisting of (i) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) 158 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, and (iv) (a) (I) 1,500 options granted to Terence O'Toole, formerly a managing director of Goldman Sachs, on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, which are currently exercisable and convertible into 1,500 shares of Common Stock, (II) 1,500 options granted to Mr. O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,000 shares of Common Stock and the remaining one-third of such options will vest and become exercisable at the close of business on the day preceding the next annual meeting of the Company's stockholders, (III) 1,500 options granted to Mr. O'Toole on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (IV) 1,500 options granted to Mr. O'Toole on April 26, 2005 pursuant to the R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan, of which none are currently exercisable and convertible into shares of Common Stock and such options shall vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (V) 1,500 deferred shares granted to Mr. O'Toole on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, all of which deferred shares are currently vested, (VI) 1,500 deferred shares granted to Mr. O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 1,000 of which deferred shares are currently vested and the remaining 500 deferred shares will vest at the close of business on the day preceding the next two annual meetings of the Company's stockholders, (VII) 1,500 deferred shares granted to Mr. O'Toole on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, and (VIII) 1,500 deferred shares granted to Mr. O'Toole on April 26, 2005 pursuant to the R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan, of which none are currently vested and such deferred shares shall vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (Mr. O'Toole has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), and (b) (I) 1,500 options granted to Robert R. Gheewalla, a managing director of Goldman Sachs, on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, which are currently exercisable and convertible into 1,500 shares of Common Stock, (II) 1,500 options granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,000 shares of Common Stock and the remaining one-third of such options will vest and become exercisable at the close of business on the day preceding the next annual meeting of the Company's stockholders, (III) 1,500 options granted to Mr. Gheewalla on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (IV) 1,500 options granted to Mr. Gheewalla on April 26, 2005 pursuant to the R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan, of which none are currently exercisable and convertible into shares of Common Stock and such options shall vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (V) 1,500 deferred shares granted to Mr. Gheewalla on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, all of which deferred shares are currently vested, (VI) 1,500 deferred shares granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 1,000 of which deferred shares are currently vested and the remaining 500 deferred shares will vest in equal installments at the close of business on the day preceding the next annual meeting of the Company's stockholders, (VII) 1,500 deferred shares granted to Mr. Gheewalla on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, and (VIII) 1,500 deferred shares granted to Mr. Gheewalla on April 26, 2005 pursuant to the R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan, of which none are currently vested and such deferred shares shall vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (Mr. Gheewalla has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), representing in the aggregate approximately 4.95% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 27, 2006, Goldman Sachs may be deemed to beneficially own an aggregate of 1,650,158 shares of Common Stock, consisting of (i) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers and (iii) 158 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing in the aggregate approximately 4.92% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     As of January 27, 2006, GS Advisors may be deemed to beneficially own the aggregate of 1,240,539 shares of Common Stock that may be deemed to be beneficially owned by GS Capital and GS Offshore, consisting of (i) November Warrants (which are exercisable immediately) to purchase 434,189 shares of Common Stock and (ii) Warrants (which are exercisable immediately) to purchase 806,350 shares of Common Stock, representing in the aggregate, approximately 3.74% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 27, 2006, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 38,032 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, consisting of (i) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (ii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.12% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 27, 2006, GS Employee 2000 may be deemed to beneficially own the aggregate of 371,429 shares of Common Stock that may be deemed to be beneficially owned by GS Employee and GS Direct, consisting of (i) November Warrants (which are exercisable immediately) to purchase 130,000 shares of Common Stock and (ii) Warrants (which are exercisable immediately) to purchase 241,429 shares of Common Stock, representing in the aggregate, approximately 1.15% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 27, 2006, GS Capital may be deemed to beneficially own 909,912 shares of Common Stock, consisting of (i) November Warrants (which are exercisable immediately) to purchase 318,470 shares of Common Stock and
(ii) Warrants (which are exercisable immediately) to purchase 591,442 shares of Common Stock, representing in the aggregate, approximately 2.77% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 27, 2006, GS Offshore may be deemed to beneficially own 330,627 shares of Common Stock, consisting of (i) November Warrants (which are exercisable immediately) to purchase 115,719 shares of Common Stock and
(ii) Warrants (which are exercisable immediately) to purchase 214,908 shares of Common Stock, representing in the aggregate, approximately 1.03% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 27, 2006, GS Germany may be deemed to beneficially own 38,032 shares of Common Stock, consisting of (i) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and
(ii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.12% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 27, 2006, GS Employee may be deemed to beneficially own 288,929 shares of Common Stock, consisting of (i) November Warrants (which are exercisable immediately) to purchase 101,125 shares of Common Stock and
(ii) Warrants (which are exercisable immediately) to purchase 187,804 shares of Common Stock, representing in the aggregate, approximately 0.90% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of January 27, 2006, GS Direct may be deemed to beneficially own 82,500 shares of Common Stock, consisting of (i) November Warrants (which are exercisable immediately) to purchase 28,875 shares of Common Stock and
(ii) Warrants (which are exercisable immediately) to purchase 53,625 shares of Common Stock, representing in the aggregate, approximately 0.26% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) GS Group holds the sole power to direct the vote and disposition of the options and deferred shares held for the benefit of GS Group by Messrs. O'Toole and Gheewalla. Except as described in the previous sentence, each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

     (c) Except as described above and elsewhere in this Amendment No. 7, no other transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto, during the last 60 days. (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that are beneficially owned by any Filing Person.

     (e) On January 27, 2006, the Filing Persons ceased to be the beneficial owners of five percent or more of the outstanding shares of Common Stock. Accordingly, this statement on Schedule 13D is hereby terminated, and this Amendment No. 7 constitutes the final amendment thereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Joint Filing Agreement, dated as of December 4, 2002.*
Exhibit 2 Letter Agreement, dated as of November 25, 2002, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*
Exhibit 3 Series B-1 Convertible Cumulative Preferred Stock Certificate of Designations.*
Exhibit 4      Form of Warrant  issued to the  Purchasers  on November  25,
               2002.*
Exhibit 5 Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among the Company and the Purchasers.*
Exhibit 6 Form of Convertible Cumulative Preferred Stock Certificate of Designations.*
Exhibit 7      Form of Warrant.*
Exhibit 8 Registration Rights Agreement, dated as of November 25, 2002, among the Purchasers and the Company.*
Exhibit 9 Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc.*
Exhibit 10 Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co.*
Exhibit 11 Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C.*
Exhibit 12 Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG.*
Exhibit 13 Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH.*
Exhibit 14 Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C.*
Exhibit 15 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P.*
Exhibit 16 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P.*
Exhibit 17 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*
Exhibit 18 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P.*
Exhibit 19 Power of Attorney, dated as of October 21, 2004, relating to Goldman Sachs Direct Investment Fund 2000, L.P.*
Exhibit 20     Convertible   Cumulative   Preferred  Stock  Certificate  of
               Designations.*
Exhibit 21     Form of warrants issued on January 3, 2003.*
Exhibit 22 Agreement regarding certain definitions contained in the Purchase Agreement.*
Exhibit 23 Letter Agreement, dated as of July 22, 2003, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*
Exhibit 24 Stock Purchase Agreement, dated as of January 10, 2005, by and among the Purchasers and the Company. *
Exhibit 25 Stock Purchase and Support Agreement, dated as of October 3, 2005, by and among the Company and the Purchasers.*

--------------------------
* Previously filed

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 31, 2006


                                          THE GOLDMAN SACHS GROUP, INC.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GOLDMAN, SACHS & CO.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS ADVISORS 2000, L.L.C.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GOLDMAN, SACHS & CO. OHG


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GOLDMAN, SACHS MANAGEMENT GP GMBH


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS 2000, L.P.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS 2000
                                           OFFSHORE, L.P.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS 2000 GMBH &
                                           CO. BETEILIGUNGS KG


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS 2000 EMPLOYEE
                                           FUND, L.P.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact



                                          GOLDMAN SACHS DIRECT INVESTMENT FUND
                                           2000, L.P.

                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact

                              SCHEDULE II-A-i

Schedule II-A-i is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of each of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin, Ulrika Werdelin, Sang Gyun Ahn and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom, Hughes B. Lepic and Benoit Valentin are citizens of France, Adrian
M. Jones is a citizen of Ireland, Steffen J. Kastner, Bjorn P. Killmer and Martin Hitze are citizens of Germany, Ulrika Werdelin is a citizen of Sweden and Hsueh J. Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India and Sang Gyun Ahn is a citizen of South Korea.

         Name                           Position                       Present Principal Occupation
------------------------        ------------------------     ------------------------------------------------
Richard A. Friedman             President                     Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman             Vice President                Managing Director of Goldman, Sachs & Co.
Henry Cornell                   Vice President                Managing Director of Goldman, Sachs & Co.
Richard S. Sharp                Vice President                Managing Director of Goldman Sachs International
Esta E. Stecher                 Vice President/Assistant      Managing Director of Goldman, Sachs & Co.
                                Secretary
Sanjeev K. Mehra                Vice President/Treasurer      Managing Director of Goldman, Sachs & Co.
Muneer A. Satter                Vice President                Managing Director of Goldman, Sachs & Co.
Hsueh J. Sung                   Vice President                Managing Director of Goldman Sachs (Asia) L.L.C.
Steven M. Bunson                Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli         Vice President                Managing Director of Goldman, Sachs & Co.
David J. Greenwald              Vice President/Assistant      Managing Director of Goldman, Sachs & Co.
                                Secretary
Hughes B. Lepic                 Vice President                Managing Director of Goldman Sachs International
Russell E. Makowsky             Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Sarah E. Smith                  Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale             Vice President                Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor               Vice President                Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato              Vice President                Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla             Vice President                Managing Director of Goldman Sachs International
Sanjay H. Patel                 Vice President                Managing Director of Goldman Sachs International
Ben I. Adler                    Vice President                Managing Director of Goldman, Sachs & Co.
Melina E. Higgins               Vice President                Managing Director of Goldman, Sachs & Co.
Adrian M. Jones                 Vice President                Managing Director of Goldman, Sachs & Co.
John E. Bowman                  Vice President                Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist            Vice President/Secretary      Managing Director of Goldman, Sachs & Co.
Beverly L. O'Toole              Assistant Secretary           Vice President and Associate General Counsel of
                                                              Goldman, Sachs & Co.
Mitchell S. Weiss               Vice President                Vice President of Goldman, Sachs & Co.
Mary Nee                        Vice President                Executive Director of Goldman Sachs (Asia)
                                                              L.L.C.
Matthew E. Tropp                Assistant Secretary           Vice President and Associate General Counsel of
                                                              Goldman, Sachs &Co.
Ulrika Werdelin                 Vice President                Managing Director of Goldman Sachs International
Kenneth A. Pontarelli           Vice President                Managing Director of Goldman, Sachs & Co.
Steffen J. Kastner              Vice President                Managing Director of Goldman Sachs International
Stuart A. Katz                  Vice President                Managing Director of Goldman, Sachs & Co.
Bjorn P. Killmer                Vice President                Managing Director of Goldman Sachs International
Benoit Valentin                 Vice President                Managing Director of Goldman Sachs International
Sang Gyun Ahn                   Vice President                Managing Director of Goldman Sachs (Asia) L.L.C.
Martin Hintze                   Vice President                Managing Director of Goldman Sachs International
Michael E. Koester              Vice President                Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu                   Vice President                Managing Director of Goldman Sachs (Japan) Ltd.
Andrew E. Wolff                 Vice President                Managing Director of Goldman Sachs (Asia) L.L.C.
Christine Serfin                Vice President                Vice President of Goldman, Sachs & Co.
Julie Abraham                   Assistant Secretary           Vice President and Assistant General Counsel of
                                                              Goldman, Sachs &Co.


                              SCHEDULE II-B-ii

Schedule II-B-ii is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except for Richard S. Sharp and Simon B. Cresswell whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

     All executive officers listed below are United States citizens, except for Richard S. Sharp and Sarah E. Smith, who are citizens of the United Kingdom and Simon B. Cresswell who is a citizen of Australia.


        Name                          Position                        Present Principal Occupation
----------------------          --------------------         ---------------------------------------------
Richard A. Friedman             Managing Director              Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman             Managing Director              Managing Director of Goldman, Sachs & Co.
Ben Adler                       Managing Director              Managing Director of Goldman, Sachs & Co.
Henry Cornell                   Managing Director              Managing Director of Goldman, Sachs & Co.
Esta E. Stecher                 Managing Director              Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli         Managing Director              Managing Director of Goldman, Sachs & Co.
David J. Greenwald              Managing Director              Managing Director of Goldman, Sachs & Co.
Sarah E. Smith                  Managing Director              Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist            Managing Director              Managing Director of Goldman, Sachs & Co.
John E. Bowman                  Managing Director              Vice President of Goldman, Sachs & Co.
Richard S. Sharp                Managing Director              Managing Director of Goldman Sachs
                                                               International
Simon  B Cresswell              Managing Director              Vice President of  Goldman Sachs
                                                               International


                              SCHEDULE II-C-i

 Schedule II-C-i is hereby amended and replaced in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin, Ulrika Werdelin, Sang Gyun Ahn and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom, Hughes B. Lepic and Benoit Valentin are citizens of France, Adrian
M. Jones is a citizen of Ireland, Steffen J. Kastner, Bjorn P. Killmer and Martin Hitze are citizens of Germany, Ulrika Werdelin is a citizen of Sweden and Hsueh J. Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India and Sang Gyun Ahn is a citizen of South Korea.


         Name                         Position                        Present Principal Occupation
----------------------          --------------------         ---------------------------------------------
Richard A. Friedman             President                   Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman             Vice President              Managing Director of Goldman, Sachs & Co.
Henry Cornell                   Vice President              Managing Director of Goldman, Sachs & Co.
Richard S. Sharp                Vice President              Managing Director of Goldman Sachs International
Esta E. Stecher                 Vice President/Assistant    Managing Director of Goldman, Sachs & Co.
                                Secretary
Sanjeev K. Mehra                Vice President/Treasurer    Managing Director of Goldman, Sachs & Co.
Muneer A. Satter                Vice President              Managing Director of Goldman, Sachs & Co.
Hsueh J. Sung                   Vice President              Managing Director of Goldman Sachs (Asia) L.L.C.
Steven M. Bunson                Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli         Vice President              Managing Director of Goldman, Sachs & Co.
David J. Greenwald              Vice President/Assistant    Managing Director of Goldman, Sachs & Co.
                                Secretary
Hughes B. Lepic                 Vice President              Managing Director of Goldman Sachs International
Russell E. Makowsky             Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Sarah E. Smith                  Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale             Vice President              Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor               Vice President              Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato              Vice President              Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla             Vice President              Managing Director of Goldman Sachs International
Sanjay H. Patel                 Vice President              Managing Director of Goldman Sachs International
Ben I. Adler                    Vice President              Managing Director of Goldman, Sachs & Co.
Melina E. Higgins               Vice President              Managing Director of Goldman, Sachs & Co.
Adrian M. Jones                 Vice President              Managing Director of Goldman, Sachs & Co.
John E. Bowman                  Vice President              Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist            Vice President/Secretary    Managing Director of Goldman, Sachs & Co.
Beverly L. O'Toole              Assistant Secretary         Vice President and Associate General Counsel of
                                                            Goldman, Sachs & Co.
 Carrie Teret                   Vice President              Vice President of Goldman, Sachs & Co.
Mitchell S. Weiss               Vice President              Vice President of Goldman, Sachs & Co.
Mary Nee                        Vice President              Executive Director of Goldman Sachs (Asia)
                                                            L.L.C.
Matthew E. Tropp                Assistant Secretary         Vice President and Associate General Counsel of
                                                            Goldman, Sachs &Co.
Richard J. Stingi               Vice President              Vice President of Goldman, Sachs & Co.
Ulrika Werdelin                 Vice President              Managing Director of Goldman Sachs International
Kenneth A. Pontarelli           Vice President              Managing Director of Goldman, Sachs & Co.
Steffen J. Kastner              Vice President              Managing Director of Goldman Sachs International
Stuart A. Katz                  Vice President              Managing Director of Goldman, Sachs & Co.
Bjorn P. Killmer                Vice President              Managing Director of Goldman Sachs International
Benoit Valentin                 Vice President              Managing Director of Goldman Sachs International
Sang Gyun Ahn                   Vice President              Managing Director of Goldman Sachs (Asia) L.L.C.
Martin Hintze                   Vice President              Managing Director of Goldman Sachs International
Michael E. Koester              Vice President              Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu                   Vice President              Managing Director of Goldman Sachs (Japan) Ltd.
Andrew E. Wolff                 Vice President              Managing Director of Goldman Sachs (Asia) L.L.C.
Christine Serfin                Vice President              Vice President of Goldman, Sachs & Co.
Julie Abraham                   Assistant Secretary         Vice President and Assistant General Counsel of
                                                            Goldman, Sachs &Co.
